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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)

                      ------------------------------------


                        MULTI-BENEFIT REALTY FUND '87-1
                           (Name of Subject Company)

                        MADISON RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                 CLASS A UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------


                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                   SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------








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         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on December 23, 1997, as amended by Amendment No. 1 filed with the Commission on January 20, 1998, Amendment No. 2 filed with the Commission on January 26, 1998 and Amendment No. 3 filed with the Commission on February 2, 1998 (the "Statement") by Madison River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), relating to the tender offer of the Purchaser to purchase up to 24,000 of the outstanding class A units of limited partnership interest ("Class A Units") of Multi-Benefit Realty Fund '87-1 at a purchase price of $50 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer").


ITEM 10.  ADDITIONAL INFORMATION.

         (f) The Offer expired pursuant to its terms at 5:00 p.m., New York time, on Friday, February 6, 1998. The Purchaser currently is reviewing the tendered materials submitted by holders of Class A Units and intends to determine as promptly as practicable the number of Class A Units validly tendered and not withdrawn pursuant to the Offer. In accordance with Rule 14e-1(c) under the Securities Exchange Act of 1934, the Purchaser will promptly pay the consideration due to holders of those Class A Units that have been accepted for payment. Upon a final determination of the number of and payment for Class A Units validly tendered, the Purchaser will file a final Amendment to this Statement reporting the results of the Offer.



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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 1998


                                  MADISON RIVER PROPERTIES, L.L.C.


                                  By:    /s/ JEFFREY P. COHEN
                                        -------------------------------
                                        Jeffrey P. Cohen
                                        Manager



                                  INSIGNIA PROPERTIES, L.P.

                                  By:   Insignia Properties Trust,
                                        its General Partner


                                  By:    /s/ JEFFREY P. COHEN
                                        -------------------------------
                                        Jeffrey P. Cohen
                                        Senior Vice President



                                  INSIGNIA PROPERTIES TRUST


                                  By:    /s/ JEFFREY P. COHEN
                                        -------------------------------
                                        Jeffrey P. Cohen
                                        Senior Vice President



                                  INSIGNIA FINANCIAL GROUP, INC.


                                  By:    /s/ FRANK M. GARRISON
                                        -------------------------------
                                        Frank M. Garrison
                                        Executive Managing Director





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